Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Synchrony Financial:
We consent to the incorporation by reference in the registration statement (No. 333-200374) on Form S-3 and in the registration statement (No. 333-197801) on Form S-8 of Synchrony Financial and Subsidiaries of our report dated February 23, 2015, with respect to the consolidated and combined statements of financial position of Synchrony Financial and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated and combined statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Synchrony Financial and Subsidiaries.
/s/ KPMG LLP
Stamford, Connecticut
February 23, 2015